FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK ANNOUNCES A NEW 3-YEAR TIME CHARTER

FOR ITS SUPRAMAX VESSEL STAR GAMMA

Athens, Greece. March 26, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK), announced today it has agreed to a further three-year time charter for its Supramax vessel Star Gamma.

The new three-year time charter to Korea Line will commence in February 2009 when the current one-year time charter to TMT, at a gross daily rate of USD 28,500, will expire. The new three-year charter with Korea Line has a gross daily average rate of $38,000 staggered as follows: USD 45,000 for the first year (February 2009-February 2010), USD 38,000 for the second year (February 2010-February 2011) and USD 31,000 for the third year (February 2011-February 2012). Star Gamma is a 2002-built Supramax vessel of 53,098 dwt.

Akis Tsirigakis, President and CEO of Star Bulk commented: "We are pleased to have secured further period employment for the Star Gamma at a very attractive rate. The average 3-year rate we achieved is 33% higher than the existing 1-year rate and will further enhance our revenue and profit generation. Following this fixing, Star Bulk’s fleet-wide time charter coverage for 2008 remains at 94% while that for 2009 increases from 54% to 62%. We intend to continue pursuing opportunities to increase the time charter coverage of our fleet into the future in a manner which enables us to secure strong cash flows and superior financial performance."

Fleet Table
The following table sets forth summary information regarding Star Bulk's fleet.

Vessel Name	Type	DWT	Year Built	Delivery to Star (1)	Time Charter Expiry (2)	Time Charter Rate (3)
Current fleet
Star Alpha	Capesize	175,075	1992		Jul 5 - Oct 5, 2009	$47,500
Star Beta	Capesize	174,691	1993		Feb 5 - May 5, 2010	$106,500
Star Gamma	Supramax	53,098	2002		Jan. 4 - Feb 14, 2009 Feb. 2010 Feb. 2011 Feb. 2012	$28,500 $45,000 $38,000 $31,000
Star Delta	Supramax	52,434	2000		Feb 7 - May 7, 2009	$25,800
Star Epsilon	Supramax	52,402	2001		Dec 15, ’08- Mar 15, ’09	$25,550
Star Zeta	Supramax	52,994	2003		Apr 12, 2008 Mar 12 - Jun 12, 2013	$30,300 $38,750
Star Theta	Supramax	52,425	2003		April 2 - Jun 16, 2009	$32,500
Star Iota	Panamax	78,585	1983		Mar 7 - Apr 17, 2009	$18,000
Star Kappa	Supramax	52,055	2001		Aug 24 - Nov 23, 2010	$47,800
Vessels to be delivered
Star Sigma	Capesize	184,400	1991	April 2008	April 2009 April 2010 April 2011 April 2012	$100,000 $ 69,000 $ 63,000 $ 57,000
Star Omicron	Supramax	53,489	2005	April 2008
Grand Total	11	981,648

(1) Indicates expected delivery date to Star Bulk.
(2) Range represents the earliest and latest expiry dates allowed by the charter party. Charterers have the right to add off-hire days, if any, which occurred during the charter period.
(3) Represents the gross daily rate

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of nine dry bulk carriers, plus definitive agreement to acquire two further dry bulk carriers. The total fleet consists of three Capesize, one Panamax and seven Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 981,648 deadweight tons.

Forward Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated March 26, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President